Mail Stop 3010

November 30, 2009

Mr. Sean M. Mahoney
Executive Vice President and Chief Financial Officer
DiamondRock Hospitality Company
6903 Rockledge Drive, Suite 800
Bethesda, MD 20817

>   **Re: DiamondRock Hospitality Company**
>   **Form 10-K for fiscal year ended December 31, 2008**
>   **Filed February 27, 2009**
>   **Form 10-Q for the fiscal quarter ended September 11, 2009**
>   **Filed October 20, 2009**
>   **Schedule 14A**
>   **Filed March 3, 2009**
>   **File No. 1-32514**

Dear Mr. Mahoney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Signatures, page 70

1.   Please tell us whether Sean M. Mahoney is also your principal accounting officer or controller. See General Instruction D(2)(a) of Form 10-K.

Exhibit Index, page 72

2.   We note that exhibits 10.1 and 10.10 omit schedules and exhibits to the contracts. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your next periodic report or tell us why you believe this information is no longer material to investors. Please note that this comment also applies to exhibits 10.1 and 10.2 to your Form 10-Q for the fiscal quarter ended September 11, 2009, which omit schedules and exhibits to the contracts.

Schedule 14A – Definitive Proxy Statement

Compensation Discussion and Analysis, page 13

3.   We note that you target your executive compensation at the median of total compensation paid to those of your peer group, but that "actual compensation may be higher or lower than [y]our target compensation." For each component of your total compensation (i.e., base salary, cash incentive compensation and equity grants), please clarify where actual payments fell within the targeted parameter. For example, in your discussion of base salary awards, please clarify if the base salary awards made to your named executive officers were consistent with the median of your peer group. If awards fell below or above the median, please explain why. Your explanation should fully convey the subjective factors that the compensation committee took into account when determining base salary, such as assigned responsibilities, relevant levels of experiences and individual performance, and the effect that those factors had on the amount awarded. Please provide similar disclosure in future filings and tell us how you plan to comply.

Cash Incentive Compensation Program, page 16

4.   We note that the bonus formula describes payouts as a percentage of the "target bonus" for the corporate metric. For example, achievement of the corporate metric at the threshold level of performance pays 50% of the target bonus for such metric. Please tell us the target bonus amounts established for 2008 and 2009. It is not clear whether the targets for the corporate metric are the same as the percentages of base salary described on page 18.

5.   We note that part of the cash incentive compensation is based upon qualitative performance factors, such as the 2008 objectives listed on page 17, and that each executive officer was required to prepare a report for the compensation committee that stated whether they achieved those objectives. We further note that in light of its assessment of the achievement of those objectives, the committee determined to award each executive 90% of the maximum payout of the individual component. Please describe in more detail how the committee measured achievement of the individual objectives and how individual performance was tied to the actual payout. Provide this disclosure in your future filings and tell us how you plan to comply.

Form 10-Q for the fiscal quarter ended September 11, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based Compensation, page 27

6.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Item 6. Exhibits

Exhibits 31.1 and 31.2

7.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-Q to include the entire introductory language addressing internal control over financial reporting as required in paragraph 4. Please note that certifications required must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. Your amendment should include the entire report and new, corrected certifications as set forth in Item 601(b)(31) of Regulation S-K. Please also amend your Forms 10-Q for the fiscal quarters ended June 19, 2009 and March 27, 2009 as well.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information.

Sean M. Mahoney
DiamondRock Hospitality Company
November 30, 2009
Page 4

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202.551.3391 or Karen Garnett, Assistant Director, at 202.551.3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief